December 22, 2006

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Washington, DC 20549

Re:      Tripos, Inc.

            Form 10-K for the fiscal year ended December 31, 2005

            Form 10-Q for the quarterly period ended September 30, 2006

            File No. 000-23666

Dear Mr. Krikorian:

On behalf of Tripos, Inc. (the "Company"), we are responding to the comments of the staff of the Securities and Exchange Commission in your letter dated November 20, 2006, to John P. McAlister, III, President and Chief Executive Officer of the Company, with respect to the Company's Form 10-K and Form 10-Q referred to above.

In response to your letter, set forth below are your comments in italics following by the Company's responses to your comments.

Form 10-K for the fiscal year ended December 31, 2005

Consolidated Statements of Operations

1.         You disclose that you allocate revenues from perpetual software arrangements involving multiple elements to each element based on the relative fair values as determined by the vendor specific objective evidence ("VSOE") for each element.  We note that revenue related to these multiple element arrangements is presented within a single line item within the Consolidated Statements of Operations.  Tell us how this presentation complies with Rule 5-03(b) of Regulations S-X.  In this regard, tell us what consideration you gave to presenting product and service revenue, and related cost of revenue, on separate line items for your perpetual software arrangements pursuant to Rule 5-03(b) of Regulations S-X.

Response:

Rule 5-03(b) of Regulation S-X specifies that each class of revenues which is not more than 10 percent of the sum of the items may be combined with another class.  If these items are combined, related costs and expenses as described under 5-03 shall be combined in the same manner.  For Tripos, post-contract support agreements related to perpetual licenses and training revenues were individually and in the aggregate less than 10% of the discovery informatics software products and support revenue class and thus we have combined these revenues into one class of revenues as allowed by Rule 5-03(b) of Regulation S-X.

Our perpetual software license sales ("products") for the twelve-months ended December 31, 2005 were approximately $200,000.  In addition, customers may purchase post-contract support (PCS) annually for a small fixed percentage of the perpetual license fee.  Revenue related to PCS is recognized ratably by month over its term.  Total revenues related to PCS associated with perpetual software license sales for the twelve-months ended December 31, 2005, including new and renewable support agreements was approximately $1,400,000.  Training revenue for the twelve-months ended December 31, 2005 was approximately $228,000.  These two revenue streams, totalling $1,628,000, are considered service revenues under Rule 5-03(b) 1a, however as discussed above are below 10% of total discovery informatics products and support revenues.  Total revenues associated with all software licenses, PCS and training were $24,857,000 for the twelve-month period.

In order to provide additional clarity, in future filings we will change the line item caption in our Consolidated Statements of Operations from "Discovery informatics products & support" to "Discovery informatics software licenses & support".

2.         You disclose within your revenue recognition footnote that you do not have VSOE to determine fair value of the maintenance and support in term arrangements and therefore recognize revenues from these bundled time-based licenses ratably over the license term.  We note that revenue related to these bundled arrangements is included within the same line item as multiple element arrangements where VSOE of fair value has been established for maintenance and support services and training.  Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes.  Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the income statement, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered PCS element.  You should also include a footnote description to inform investors of the nature of the additional line item.  Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Response:

Bundled and term license agreements represent the majority of our software-related revenues.  As indicated in response to Item 1 above, perpetual license arrangements, PCS agreements related to such perpetual licenses, and training revenues are all immaterial in comparison to the combined total of the discovery informatics products and support class of revenues.  Also as described in response to Item 1 above, since services (as defined by our post-contract support agreements related to perpetual license arrangements and training revenues) do not represent more than 10 % of the discovery informatics products and support class of revenues, we have elected to combine these into this one revenue class as allowed by Rule 5-03(b) of Regulation S-X.

As further discussed in response to Item 1 above, in future filings we will change the line item caption in our Consolidated Statements of Operations from "Discovery informatics products & support" to "Discovery informatics software licenses & support".

3.         We note your presentation within the Consolidated Statements of Operations includes revenue and related cost of services line items that entitled "products & support" as well as "products & services".  Note the Rule 5-03(b) of Regulation S-X requires separate presentation of products and services.  Tell us how your presentation complies with this requirement.

Response:

A. "Products & support"

The caption of "Products & support" is related to our Discovery Informatics segment and represents discovery software products and post-contract support ("PCS") licensed as either perpetual licenses or time-based licenses, typically one to three-year renewable contracts.  The following are descriptions of our current sales models for discovery software as taken verbatim from our filings:

"Perpetual licenses:

Software pricing is taken from our price list based on the quantity of individual modules and number of users.  Customers are billed upon delivery.  Revenue for software is recognized upon delivery of product and issuance of perpetual keys.  PCS is optional for each customer and is priced as a fixed percentage of the total current list price of the software purchased. Where applicable, PCS is typically billed annually.

The Company has analyzed the other elements included in its multiple element arrangements involving perpetual licenses, and has determined it has sufficient Vendor Specific Objective Evidence ("VSOE") to allocate revenues to PCS and/or training.  VSOE for PCS and training is established based on the price charged when those elements are sold separately.  For PCS, this allocation amount is established based on the renewal rate specified in the arrangement, which is consistently priced at a percentage of the list price of the purchased licenses.  Training is charged consistently from the Company's price list.

Bundled licenses:

Time-based bundled licenses are an alternative to perpetual licenses.  This type of license allows our customers to obtain multiple software products bundled with PCS that is co-terminus with the period of the arrangement (typically 3 years).  A bundled license includes specific software modules and specified numbers of users of each module with all product and access keys delivered on or before the effective date of the contract.  Tripos software is sold to professional users on an "off the shelf" basis in which the customer is responsible for installation.  These non-cancelable, non-refundable contracts are normally three years in duration although certain customers request shorter or longer contract periods.  At the end of the contract term, the customer must renew the license, or the software will cease to operate.  PCS, which includes unspecified updates, upgrades, and "help desk" services, is included in the total price of the contract.  The PCS provided under bundled arrangements is the same as that provided to customers under perpetual agreements.  Bundled contract pricing is taken from our established price list (includes package pricing and a-la-cart pricing) that is based on the number of users and length of term.  All contracted products are delivered at inception.  If the customer should want additional modules, users, or license to any new software products, the customer must enter a new contract (or addendum) and pay the incremental fees to purchase these items.  Software revenue and PCS revenues under bundled license agreements are recognized ratably over the contract period.

Term licenses:

Term Licenses represent one-year arrangements for a software product and one-year of PCS.  The price is taken from the Company's price list by product.  The support renewal fee is a fixed percentage of the software price (similar to perpetual model).  The PCS provided for under term arrangements is the same as that provided to customers under perpetual agreements.  Software and support pricing are separately stated and billed upon delivery of product.  To continue to operate the software, the customer must pay their annual renewal fee.  Software revenue and PCS revenues under term license agreements are recognized ratably over the contract period.

The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended.  Revenues from software license agreements are recognized when each of the following criteria are met as set forth in paragraph 8 of SOP 97-2: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable, and (4) collectibility is probable.

The Company allocates revenues on perpetual software arrangements involving multiple elements to each element based on the relative fair values of each element.  The Company's determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence (VSOE).  The Company limits its assessment of VSOE for each element to the price charged when the same element is sold separately by the Company.  The Company has analyzed all of the elements included in its multiple-element arrangements and determined that it has sufficient VSOE to allocate revenues to maintenance and support services, and training.  The Company sells training separately and has established VSOE on this basis.  VSOE for maintenance and support is determined based upon the renewal rates in contracts themselves, which is based on a fixed percentage of the current perpetual license list price.  Accordingly, assuming all other revenue recognition criteria are met, revenues from perpetual licenses are recognized upon delivery of the software using the residual method in accordance with SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." Revenues from perpetual software license sales fluctuate based on the size and number of transactions completed during any fiscal period.

Software maintenance agreements provide technical support and the right to unspecified enhancements and upgrades on a "when-and-if-available" basis.  Post-contract customer support revenues on perpetual agreements are recognized ratably over the term of the support period (generally one year), and training and other service revenues are recognized as the related services are provided.  Any unrecognized portion of amounts paid or billed in advance for licenses and services is recorded as deferred revenue.  Revenues from post-contract support are derived from sales to new customers and renewals from existing customers.  Historical renewal rates have averaged in excess of 90%.

Term and bundled licenses represent time-based license arrangements for one or multiple software products that are sold with maintenance and support for the term of the license arrangement.  The Company does not have VSOE to determine fair value of the maintenance and support in term arrangements.  The Company recognizes revenues from these bundled time-based licenses ratably over the license term, which is typically 1 to 3 years.  Revenues from time-base license arrangements are derived from sales to new customers and renewals from existing customers.  Historical renewal rates have averaged over 80% the past three years."

As discussed in response to Item 1 above, perpetual software license ("products") sales represent a small percentage of our revenues and amounted to approximately $200,000 for the twelve-months ended December 31, 2005.  PCS associated with perpetual software licenses were approximately $1,400,000 while training revenues were approximately $228,000, together representing "service" revenues which are less than 10% of the total "discovery informatics products & support" class of revenues.  Thus we have elected to combine into one line item as permitted by Rule 5-03(b) of Regulation S-X.

As further discussed in response to Item 1 above, in future filings we will change the line item caption in our Consolidated Statements of Operations from "Discovery informatics products & support" to "Discovery informatics software licenses & support".

B. "Products & services"

The caption of "products & services" is related to our Discovery Research business segment.  We develop and manufacture general screening compound libraries for sale to the life sciences industry on a non-exclusive basis that are priced at a fee per compound delivered.  In addition we offer our LeadDiscovery libraries which include higher value intellectual property rights (such as patent applications).  These compounds and libraries ("products") have created the opportunity to offer follow-up discovery research services to customers for design and synthesis of focused libraries for lead optimization ("services").  We also market a comprehensive research service to our life sciences customers for rapid and cost effective discovery ("services").  These lead optimization and discovery research techniques combine advanced informatics, chemistry, and biology products and services resulting in a tightly integrated process to facilitate synergies in drug discovery.

For the twelve months ended December 31, 2005, sales of our chemical compound and library products were approximately $721,000. Total revenues in the discovery research segment were $27,440,000 for the same period.  As chemical compound and library products represent less than 10% of the total discovery research revenues, we have elected  to combine these into this one revenue class as allowed by Rule 5-03(b) of Regulation S-X.

In the future, we will change the line item caption in our Consolidated Statements of Operations from "Discovery research products & services" to "Discovery research services".

Form 10-Q for the Quarterly Period Ended September 30, 2006

Notes to Unaudited Consolidated Financial Statements

(9) Goodwill and Intangible Assets, page 17

4.         Based on your disclosure, it does not appear you have tested for impairment since your last annual test.  If this is correct, tell us how you considered the significant decline in your market capitalization in fiscal year 2006 and why you believe this decline is not a triggering event for an impairment test.  We refer you to paragraph 28 of SFAS 142.  In addition, please describe how you determine fair value for your reporting units and how your fair value measurements comply with paragraphs 23 through 25 of SFAS 142.  As part of your response, tell us how the total fair value measurement of your reporting units compares to your market capitalization.

Response:

It has been our experience since 1994, when Tripos became a stand alone public company, that market capitalization has not been an accurate reflection of fair value.  Tripos was spun out of a larger public company as a dividend to shareholders with no capital-raise event nor public introduction to shareholders, thus limiting its market exposure.  As a result, Tripos is a thinly-traded "micro cap company" with a volatile stock price.  Historically, Tripos' market price has fluctuated widely on very low levels of trading activity with any Company news, either positive or negative.  We therefore believe that the discounted cash flow methods are more directly applicable in assessing impairment of our goodwill

Tripos has $5.3 million of goodwill capitalized on its books, of which $4.3 million is related to our Discovery Informatics segment and the remaining $1.0 million is related to our Discovery Research segment.  Separate and apart from goodwill, the Company has $3.1 million of intangible software and non-compete agreements, all related to our Discovery Informatics segment.

We monitor goodwill and intangible assets and consider whether potential triggering events have occurred that would require an evaluation to be performed.  Our Discovery Research segment was impacted in December 2005 by  the completion of a four-year $90 million contract with Pfizer and indications from Pfizer at that time that they would not continue this or a similar arrangement.  As such, our annual impairment evaluation considered the effects of this reduction in business, including lower levels of revenues in 2006 and beyond, resulting in the conclusion that the value was supported.  The decline in our stock price and market capitalization in 2006 has occurred, in no small part, due to the Company's lower levels of performance and operating losses occurring in our Discovery Research segment.  As of September 30, 2006, we performed a limited review of the inputs to the discounted cash flow model for our Discovery Research segment.  Our limited review included updating the projected cash flows of the Discovery Research reporting segment, including a comparison of the revenues to the 2005 year-end impairment model. The updated revenue figures and the discounted cash flow model still supported the $1.0 million of goodwill related to the Discovery Research segment.

Discovery Informatics segment goodwill arose from a recent acquisition and is supported by a cash flow stream from products related to that specific acquisition.  This acquired company, Optive Research, Inc., is a component of our Discovery Informatics operating segment.  In performing our discounted cash flow analysis, we have utilized the financial information related to this component and not the financial information of the Discovery Informatics operating segment.  The applicable revenue stream for the acquired products has remained strong and revenues in the current nine-month period have been consistent with those utilized in the impairment model at year-end 2005.  As such, we did not have any reason to believe that an updated impairment analysis needed to be performed as of September 30, 2006.

As previously disclosed, Tripos' board of directors is pursuing strategic alternatives that include the potential sale of both operating segments.  See the response to question 5 below for a further discussion of the potential effect of the strategic alternatives process.

(14) Segments, page 21

5.         We note there has been a significant decrease to the revenue generated from your Discovery Research operating segment.  We further note that you have recognized an operating loss from your discovery research segment of approximately $2 million for the nine-months ended September 30, 2006.  Tell us how you evaluated these factors when determining whether it was necessary to test your Discovery Research segment's long-lived assets for recovery as of September 30, 2006.  We refer you to paragraph 8.e of SFAS 144.  In addition, clarify how you determined the fair of your Discovery Research segment's long-lived assets exceeds the carrying amount as of September 30, 2006.

Response:

Our Discovery Research segment was significantly affected by the completion of our four year $90 million file-enrichment project with Pfizer, Inc. in December 2005 and Pfizer's decision not to continue this relationship.  As discussed in response to Item 4 above, the Company included the impact of this event in our discounted cash flow models performed at that time.  Throughout the first nine months of 2006 we have been evaluating staffing levels in this operating segment as compared to ongoing contracts, new business in negotiation and pipeline opportunities.  During the course of the year certain anticipated contracts were not secured, leaving us with the unenviable task of performing three reductions to staff in this segment.  These job actions occurred in January, August, and most recently in the fourth quarter of 2006. The majority of the long-lived assets in this segment are buildings and equipment for which there are not identifiable cash flow streams.  As such, we believe that the asset group to be tested for impairment should include all assets and liabilities of the entity as allowed under paragraph 11 of SFAS 144.  We maintain and update forecast models on an ongoing basis.  Based upon forecast models utilized at the end of the third quarter for this segment, the net assets and liabilities of this entity were supported by its future discounted cash flows.

We want to bring to your attention the fact that Tripos will be filing a proxy statement in the coming weeks to submit the terms and conditions related to the sale of our Discovery Informatics operating segment and dissolution of the public reporting entity to a vote of the shareholders.  The events that give rise to the filing of the proxy statement have become more definitive in the fourth quarter of 2006.  The following discussion provides background information on this process.

The Company has been pursuing strategic alternatives since January, 2006, as previously disclosed.  During the summer months, the Company had signed a letter of intent to sell the whole Company in a stock sale for a price in excess of then current market capitalization and book value. The parties were unable to reach a definitive agreement for this transaction.

Subsequent to the filing of the Form 10-Q on November 14, 2006, the Company signed a definitive agreement to sell the assets of the Discovery Informatics business to Vector Capital ("Vector") for $25.6 million.  This agreement was reached on November 19, 2006.  The Company had been in negotiations for several months with Vector for the acquisition of the whole Company in a stock purchase transaction.  Negotiations over the stock transaction ultimately broke down and migrated to an asset-based transaction.  The asset-based negotiations were protracted and subject to numerous starts and stops.  Up until an agreement was ultimately reached on November 19, the Board of Directors continued to weigh the acceptance of this transaction versus continuing to operate the Company on a standalone basis.

Once it became clear that Vector was interested only in the software business assets, the Board began actively to pursue the possibility of the separate sale of the Discovery Research business in parallel with the sale of the Discovery Informatics business along with the liquidation of any remaining assets and the dissolution of the Tripos public entity through a distribution to shareholders.  Pursuit of the sale of the Discovery Research business was started later than the process involving the Discovery Informatics assets and was thus more uncertain.

As a result of this uncertainty, throughout all negotiations the Tripos Board of Directors continued to have management prepare budgets and forecasts under the assumption that Tripos would continue to operate as an ongoing public entity.

Separately in late September, we were approached by a local entrepreneur, also in the chemistry research service business, about purchasing some excess properties at our Discovery Research facilities in England.  Initially, sale of these properties were of limited interest to us as we had not decided to pursue the individual sale of the Discovery Research business.  Early in the fourth quarter the decision was made to begin negotiations for the sale of these excess Discovery Research buildings.  Preliminary agreement on the general terms of sale of the real estate properties was reached in the final week of October.  Final negotiations of the exact terms of the sale were drawn out over several weeks beginning in the first full week of November and ultimately resulted in a series of transactions on terms similar to those discussed in late October.  The first transaction closed on November 6.  The second in the series - representing the most significant collection of assets - was completed on November 17.  Closings on the remaining transactions in the series have continued into December.  However, as of the filing date, it was unclear if all of the transactions would proceed to closure due to concerns regarding access to funding by the acquirer.  If the transactions had failed to close, the Company would have continued to utilize the facilities.  Upon closure of the second transaction on November 17, we reached a materiality threshold whereby the sales of these buildings in relation to our consolidated property, plant & equipment balances became significant and filed a Form 8-K to disclose the transactions.  Also with the closure of the second transaction we believed it more likely that the remaining series of transactions would be completed.  The Company will be recording a loss of approximately $3.6 million associated with this series of transactions in the fourth quarter when all are completed.

On November 6, 2006 the Company and an unrelated third party agreed on an indicative term sheet related to the sale of the Discovery Research business.  The Company remains in negotiation with this party regarding a purchase and sale agreement.  Based on past experiences, the Company believes that there is no certainty that the parties will reach a definitive agreement.  The preliminary terms would result in a significant write-down of the carrying value of the Discovery Research assets.  If it happens, we would recognize this impairment in the fourth quarter of 2006, assuming a definitive agreement is reached.  Should the parties fail to reach agreement, an impairment analysis would be performed at year-end to identify the appropriate charge under the circumstances.

In summary, as of the date of our Form 10-Q filing on November 14, there remained considerable uncertainty on whether we would reach agreement to sell the Discovery Informatics assets, complete the series of Discovery Research real property transactions, reach agreement for the sale of the Discovery Research business, or continue to run the Company on a standalone basis.  Therefore, due to timing of the subsequent events and the uncertainties that existed as of the date of filing our Form 10-Q, we continued to utilize our discounted cash flow models assuming continued operations to evaluate our long-lived asset test related to our Discovery Research segment.  Due to the myriad of potential outcomes from the multiple negotiations, we were unable to take definitive actions prior to the filing date.  For example, the assumption of continued operations is very much different from a scenario whereby the Discovery Research business is sold as part of a liquidation of Tripos, Inc.

Our Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the referenced filings.  It further acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to these filings.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please let me know if any additional disclosure is required.  If you should need additional information, please contact me at 314-647-1099, by fax to 314-647-8108.

Sincerely,

/s/ John D. Yingling

John D. Yingling

Senior Vice President

Chief Financial Officer